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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                             TENDER OFFER STATEMENT
   UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)
                            ------------------------

                                 GETTHERE INC.
                       (Name of Subject Company (Issuer))

                         ------------------------------

                           GETTHERE ACQUISITION CORP.
                           SABRE HOLDINGS CORPORATION
                      (Names of Filing Persons (Offerors))

                        COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                   374266104
                     (CUSIP Number of Class of Securities)

                         ------------------------------

                               JAMES F. BRASHEAR
                                    MD 4204
                           4255 AMON CARTER BOULEVARD
                              FORT WORTH TX 76155
                                 (817) 967-1273

           (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                         ------------------------------

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
                 $899,664,039.50                                       $179,932.81

* For purposes of calculating amount of filing fee only. The amount assumes the purchase by GetThere Acquisition Corp. of 50,685,298 shares of Common
     Stock, par value $0.0001 per share (the "Common Stock"), of GetThere Inc. (the "Company"), at a purchase price in cash of $17.75 per share, representing all the Common Stock outstanding taking into account the conversion of any outstanding options or warrants.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

/ /  Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by GetThere Acquisition Corp., a Delaware corporation ("Offeror") and a wholly owned subsidiary of Sabre Holdings Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.0001 per share (the "Shares"), of GetThere Inc., a Delaware corporation (the "Company"), at a purchase price of $17.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B). This Schedule TO is being filed on behalf of Offeror and Parent.

ITEM 1.  QUESTIONS AND ANSWERS

    The information set forth in the Offer to Purchase under "Questions and Answers" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

    (a) The issuer is GetThere, Inc., a Delaware corporation, with its principal executive offices located at 4045 Campbell Avenue, Menlo Park, California 94025, telephone number (650) 752-1500.

    (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 "Price Range of Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

    (a), (b) and (c)(1), (c)(2) and (c)(5) The information set forth in the Introduction, Section 9 "Certain Information Concerning Offeror and Parent," and Annex I of the Offer to Purchase is incorporated herein by reference.

    (c)(3) To the best knowledge of Offeror or Parent, no person listed in Annex I of the Offer to Purchase has, during the past 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (c)(4) To the best knowledge of Offeror or Parent, no person listed in Annex I of the Offer to Purchase has, during the past 5 years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.  TERMS OF THE TRANSACTION

    (a)(1)(i) through (v) The information set forth in the Introduction and
Section 1 "Terms of the Offer; Expiration Date" of the Offer to Purchase is incorporated herein by reference.

    (a)(1)(vi) and (vii) The information set forth in Section 4 "Withdrawal Rights" of the Offer to Purchase is incorporated herein by reference.

    (a)(1)(viii) The information set forth in Section 2 "Acceptance for Payment and Payment of Shares" of the Offer to Purchase is incorporated herein by reference.

    (a)(1)(ix), (x), (xi) Not applicable.

    (a)(1)(xii) The information set forth in Section 5 "Certain Federal Income Tax Consequences" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    (a) and (b) The information set forth in Section 9 "Certain Information Concerning Offeror and Parent," Section 11 "Background of Offer" and Section 13 "The Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

    (a) and (c)(1) through (7) The information set forth in Section 12 "Purpose of the Offer; The Merger; Plans for the Company," Section 13 "The Transaction Documents," and Section 14 "Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a), (b) and (d) The information set forth in Section 10 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    The information set forth in Section 9 "Certain Information Concerning Offeror and Parent" and in Section 13 "The Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

    The information set forth in Section 17 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS

    Not applicable because (a) the consideration offered consists solely of cash, (b) the offer is not subject to any financing condition and (c) the offer is for all outstanding securities of the subject class. However, the information set forth in Section 9 "Certain Information Concerning Offeror and Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION

    (a)(1) Other than as elsewhere disclosed in this statement, none.

    (a)(2) through (5) The information set forth in Section 16 "Certain Regulatory and Legal Matters" of the Offer to Purchase is incorporated herein by reference.

    (b) None or not applicable.

ITEM 12.  EXHIBITS.

(a)(1)(A)     Offer to Purchase dated September 11, 2000.

(a)(1)(B)     Letter of Transmittal.

(a)(1)(C)     Notice of Guaranteed Delivery.

(a)(1)(D)     Letter to Brokers, Dealers, Banks, Trust Companies and Other
              Nominees.

(a)(1)(E)     Letter to Clients for Use by Brokers, Dealers, Banks, Trust
              Companies and Other Nominees.

(a)(1)(F)     Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.

(a)(1)(G)     Press Release issued by Parent on September 11, 2000.

(a)(1)(H)     Summary Advertisement published September 11, 2000.

(b)           Not applicable

(d)(1) Agreement and Plan of Merger, dated as of August 28, 2000 among Parent, Sabre Inc. ("Parent Sub") and the Company
              (incorporated by reference herein to Exhibit 2 to Schedule 13D filed September 1, 2000 by Parent, Offeror and certain other Parties ("Schedule 13D").

(d)(2) Form of Stockholder Agreement, dated as of August 28, 2000, among certain stockholders, Parent and Parent Sub
              (incorporated by reference herein to Exhibit 4 to Schedule 13D).

(d)(3) Form of Stockholder Agreement, dated as of August 28, 2000, among certain stockholders, Parent and Parent Sub
              (incorporated by reference herein to Exhibit 5 to Schedule 13D).

(d)(4) Assignment and Assumption Agreement, dated August 30, 2000 by and among Parent Sub and Offeror (incorporated by reference herein to Exhibit 3 to Schedule 13D).

(g)           Not applicable.

(h)           Not applicable.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       SABRE HOLDINGS CORPORATION

                                                       By:  /s/ JEFFERY M. JACKSON
                                                            -----------------------------------------
                                                            Name: Jeffery M. Jackson
                                                            Title:  Chief Financial Officer

                                                       GETTHERE ACQUISITION CORP.

                                                       By:  /s/ JAMES E. MURPHY
                                                            -----------------------------------------
                                                            Name: James E. Murphy
                                                            Title:  Treasurer
Dated: September 11, 2000

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                               INDEX TO EXHIBITS

EXHIBIT
NUMBER
-------
(a)(1)(A)     Offer to Purchase dated September 11, 2000.

(a)(1)(B)     Letter of Transmittal.

(a)(1)(C)     Notice of Guaranteed Delivery.

(a)(1)(D)     Letter to Brokers, Dealers, Banks, Trust Companies and Other
              Nominees.

(a)(1)(E)     Letter to Clients for Use by Brokers, Dealers, Banks, Trust
              Companies and Other Nominees.

(a)(1)(F)     Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.

(a)(1)(G)     Press Release issued by Parent on September 11, 2000.

(a)(1)(H)     Summary Advertisement published September 11, 2000.

(b)           Not applicable

(d)(1) Agreement and Plan of Merger, dated as of August 28, 2000 among Parent, Sabre Inc. ("Parent Sub") and the Company
              (incorporated by reference herein to Exhibit 2 to Schedule 13D filed September 1, 2000 by Parent, Offeror and certain other Parties ("Schedule 13D").

(d)(2) Form of Stockholder Agreement, dated as of August 28, 2000, among certain stockholders, Parent and Parent Sub
              (incorporated by reference herein to Exhibit 4 to Schedule 13D).

(d)(3) Form of Stockholder Agreement, dated as of August 28, 2000, among certain stockholders, Parent and Parent Sub
              (incorporated by reference herein to Exhibit 5 to Schedule 13D).

(d)(4) Assignment and Assumption Agreement, dated August 30, 2000 by and among Parent Sub and Offeror (incorporated by reference herein to Exhibit 3 to Schedule 13D).

(g)           Not applicable.

(h)           Not applicable.